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                           August 5, 2021

       Linda F. Kozlowski
       Chief Executive Officer
       Blue Apron Holdings, Inc.
       28 Liberty Street
       New York, New York 10005

                                                        Re: Blue Apron
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 30, 2021
                                                            File No. 333-258315

       Dear Ms. Kozlowski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services